Filed by RMG Acquisition Corp. III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: H2B2 Electrolysis Technologies, Inc.
Date: December 12, 2023

GreenH Electrolysis entered into a contract to build a Hydrogen production and Refueling station to power India’s first Hydrogen train.

•	Signed an EPC contract and long-term service agreement with Hyderabad-based Medha Servo Drives Pvt. Ltd. for Hydrogen production and Refueling Station at Jind, Haryana, for Indian Railways
•	Project equipment to be supplied from GreenH Electrolysis’ newly constructed plant at Jhajjar, Haryana

New Delhi, December 11, 2023: GreenH Electrolysis (“GreenH”), a joint venture between H2B2 Electrolysis Technologies and GR Promoter Group, today announced that it entered into a contract in October 2023 with Medha Servo Drives Pvt. Ltd. (“Medha”) to build a Hydrogen production and refueling station in Jind, Haryana, to supply Hydrogen for India’s first Hydrogen train under the prestigious Indian Railways’ “Hydrogen for Heritage” initiative.

Indian Railways has awarded a contract to Medha for a pilot project to retrofit Diesel Electric Multiple Unit rake, on the Sonipat-Jind section, from diesel to a hydrogen-powered train, as a first step to achieving India Railways’ net zero emissions goal. In turn, Medha has contracted GreenH to provide the Engineering, Procurement, and Construction (“EPC”) of a Hydrogen production and refueling station for this important and groundbreaking project.

GreenH will provide the necessary equipment from its newly constructed PEM electrolyzer manufacturing plant in Jhajjar District, Haryana. The Hydrogen production and refueling station is expected to deploy a comprehensive system to both produce Hydrogen and refuel the trains on a daily basis. To achieve the first stage, a 1 MW electrolyzer, supplied by GreenH, will operate round the clock with an expected capacity of 420 kg/day of hydrogen. The refueling infrastructure is expected to integrate 3,000 kg hydrogen storage, hydrogen compressors, and two hydrogen dispensers with pre-cooler integration, allowing for quick refueling of the trains, being adapted to their daily routes. The Hydrogen production and refueling station is expected to be a turn-key solution, comprised of all the technical disciplines (process, electrical, instrumentation and control, safety, etc.), and providing full support to the end user through a Long-term Service Agreement for operation and maintenance purposes.

Dhiman Roy, CEO and Director, GreenH Electrolysis Pvt. Ltd. said, “We are delighted to be a part of this prestigious Indian Railways project that has the potential to revolutionize our country’s lifeline and decarbonise the transport sector. We are committed to providing the latest technology via our parent company H2B2 Electrolysis Technologies. We look forward to playing a meaningful role in the achievement of India’s green hydrogen plans.”

Mr. Kasyap Reddy, Managing Director, Medha Servo Drives Pvt. Ltd. said, “We are excited to be partnering with GreenH Electrolysis Pvt. Ltd. in setting up a hydrogen production and refueling station at Jind for India’s first hydrogen-powered train. With GreenH’s technical expertise and globally proven green hydrogen technology at a commercial scale, we believe they are the best partner to deliver this critical project.”

The Indian Railways plans to operate thirty-five hydrogen trains as part of the “Hydrogen for Heritage” initiative. The first of these hydrogen-fueled trains will run between Jind and Sonipat and will be flagged off next year, marking India’s entry into the league of countries that are actively investing in cutting-edge technologies to transform the transport sector.

About GreenH

GreenH Electrolysis is a leading green hydrogen technology company manufacturing electrolyzers in India. It is a joint venture between H2B2 Electrolysis Technologies and GR Promoter Group. GreenH offers a complete range of solutions to suit varied client requirements including plug & play electrolyzers, integrated solutions for large capacities, and development of green hydrogen plants. For more information, visit www.greenh.in.

About H2B2

H2B2 Electrolysis Technologies, Inc. is a global, vertically integrated provider of green hydrogen energy systems, services, and equipment, with its own proprietary water electrolysis technology. H2B2’s suite of products and services span the production and transport of hydrogen, from design through operation. Hydrogen is commercialized across a variety of sectors such as industrial, energy storage, mobility and residential. For more information, visit www.h2b2.es.

About GR Promoter Group

GR Promoter Group through their flagship company G R Infraprojects Limited, have a stronghold in integrated EPC and project development with more than two decades of experience in design, construction and O&M of various road, railway, metro, and power transmission & distribution projects pan India. With the in-roads into the green hydrogen domain, they are now extending their footprint into the energy development business.

About Medha Servo Drives

Medha Servo Drives Private Limited, established in the year 1984 is an R&D intensive Company dedicated to Railway products. Medha has designed and manufactured various world class high-tech electronics products for application in Locomotives, Coaches and Railway Stations. The Company has successfully established a track record of more than 35 years. Medha’s strength lies in designing, customizing and integrating systems that involve multiple functional domains such as control electronics, power electronics, fail safety and mechanical construction.

Important Information and Where to Find It

In connection with the proposed business combination between RMG Acquisition Corp. III (“RMG III”) and H2B2 Electrolysis Technologies, Inc. (“H2B2”) (the “Business Combination”), RMG III filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (as amended from time to time, the “Proxy Statement/Prospectus”). A definitive proxy statement/prospectus will be mailed to holders of RMG III’s shareholders as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG III’s shareholders in connection with the Business Combination. RMG III will also file other documents regarding the Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of RMG III, as well as other interested persons, are urged to read the Proxy Statement/Prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination, including any amendments or supplements to these documents, carefully and in their entirety because they will contain important information about the Business Combination, RMG III and H2B2. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by RMG III through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG III may be obtained free of charge from RMG III’s website at www.rmgacquisition.com/rmgiii or by written request to RMG III at RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida.

Participants in the Solicitation

RMG III, H2B2 and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG III’s shareholders in connection with the Business Combination. Information about RMG III’s directors and executive officers and their ownership of RMG III’s securities is set forth in RMG III’s filings with the SEC, including RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023 and the Proxy Statement/Prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement/Prospectus regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document and the information contained herein do not constitute or form part of, and should not be construed as, (i) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, (ii) a solicitation of a proxy, consent, vote of approval or authorization in any jurisdiction with respect to any securities or the Business Combination or (iii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. There shall not be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of RMG III and H2B2 and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RMG III or H2B2. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: contractual relationships between GreenH and Medha; the ability of GreenH to execute the EPC contract for the hydrogen production and refueling station; the possibility that H2B2 may be adversely affected by other economic, business, and/or competitive factors; the ongoing impact of the global COVID 19 pandemic; and economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; and those factors discussed in RMG III’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, the Proxy Statement/Prospectus, the definitive proxy statements/prospectuses that RMG III intends to file with the SEC in connection with the Business Combination. If any of these risks materialize or RMG III’s or H2B2’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RMG III nor H2B2 presently know, or that RMG III and H2B2 currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RMG III’s and H2B2’s expectations, plans or forecasts of future events and views as of the date of this document. RMG III and H2B2 anticipate that subsequent events and developments may cause their assessments to change. RMG III and H2B2 specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing RMG III’s or H2B2’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact for Investors

Roberto Wilson Fernández: roberto.wilson@h2b2.es // +34 645 094 134